SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)
41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Law 14,385 of 2022 Approved

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, communicates, today, to its shareholders and the market in general the approval Law 14,385, on June 27, 2022, which amends Law 9.427, of December 26, 1996, and addresses the refund of taxes overpaid by consumers, such as those arising from the exclusion of ICMS from the PIS and COFINS tax base.

The Company continues to assess the developments of said Law, its future regulations and impacts relating to accounting, tax, legal and regulatory aspects.

History

As per Note 13.2.1 of the Financial Statements for the fiscal year ended December 31, 2021, Copel Distribuição S.A. (“Copel DIS”), an organization controlled by the Company, applied for a writ of mandamus in 2009 before the 3rd Federal Court of Curitiba, requesting for the issue of a court order authorizing it to no longer include ICMS on the PIS and COFINS tax base.

The decision – in which the 2nd Panel of the Federal Regional Court of the 4th Region recognized COPEL DIS’s right to exclude the full ICMS amount highlighted in the outgoing invoices from the PIS and COFINS tax base – became final and unappealable on June 16, 2020. The decision also set a period, that is, every five years, so that Copel DIS will be entitled to the reimbursement of amounts paid as of the five-year period before the application for the writ of mandamus up until the date of the final and unappealable decision.

On July 2, 2020, the Company disclosed Material Fact - 05/20 communicating the start of the procedure for enabling Copel DIS’s tax credit before the Brazilian Federal Revenue Service referring to the exclusion of ICMS from the PIS and COFINS tax base.

Finally, on May 13, 2021, the Federal Supreme Court (“STF”) concluded the judgment on the motions for clarification filed by the Federal Government under Extraordinary Appeal 574.706/PR, related to the theme, with the following terms: (i) regarding ICMS excluded from the PIS/COFINS tax base, the Court understands that the highlighted ICMS is the prevailing one; and (ii) to modulate the effects of judgment, which shall only come into force after March 15, 2017, save for the court and administrative proceedings filed until the date of the hearing rendering the judgment.

Curitiba, June 28, 2022.

Ana Letícia Feller

Chief Corporate Management Officer acting as Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team:
ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 28, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.